UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

SPECTRUM BRANDS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84762L204
(CUSIP Number)

PHILIP FALCONE 450 PARK AVENUE, 30TH FLOOR NEW YORK, NEW YORK 10022 (212) 339-5888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84762L204	Page 2 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 8,708,253 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,708,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,708,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.43%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 3 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 8,708,253 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,708,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,708,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.43%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 4 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,891,716 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,891,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,891,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.18%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84762L204	Page 5 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,891,716 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,891,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,891,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.18%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 6 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 7 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84762L204	Page 8 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 9 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,599,969 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,599,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.61%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 10 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 12,053,819 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,053,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,053,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 84762L204	Page 11 of 18 Pages

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

               This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on September 8, 2009, as amended by Amendment No. 1 filed on October 19, 2009 (as amended, the “Schedule 13D”) with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Spectrum Brands, Inc. (the “Issuer”). The address of the Issuer is Six Concourse Parkway, Suite 3300 Atlanta, Georgia 30328.

ITEM 2.	IDENTITY AND BACKGROUND.

               No material change.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                No material change.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following after the fourth paragraph thereof:

“Merger Agreement

On February 9, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Russell Hobbs, Inc. (formerly known as Salton, Inc.), a Delaware corporation, which is owned by the Master Fund and the Special Fund (“Russell Hobbs”), SB/RH Holdings, Inc., a Delaware corporation and a newly formed holding company (“Parent”), Battery Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Battery Merger Sub”) and Grill Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“RH Merger Sub”).

At the Effective Time (as defined in the Merger Agreement), subject to the terms and conditions set forth in the Merger Agreement, (a) Battery Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger and continuing as a direct wholly-owned subsidiary of Parent and (b) RH Merger Sub will merge with and into Russell Hobbs, with Russell Hobbs surviving the merger and continuing as a direct wholly-owned subsidiary of Parent (such mergers, together, the “Mergers”). Following the Mergers, each Share will be converted into the right to receive one fully paid and non-assessable share of common stock of Parent (“Parent Common Stock”) and each share of common stock of Russell Hobbs will be converted into the right to receive the RH Common Exchange Ratio (as described below) of shares of Parent Common Stock. The RH Common Exchange Ratio is determined based on the following formula: (i) an enterprise value of Russell Hobbs of $675,000,000, plus (ii) the amount of cash held by Russell Hobbs immediately prior to the Closing (as defined in the Merger Agreement) in excess of an agreed upon target (or minus the absolute value of such cash to the extent less than such target), less (iii) indebtedness for borrowed money of Russell Hobbs outstanding as of immediately prior to the Closing and less (iv) the term loan held by the Master Fund and Special Fund as lenders to Russell Hobbs (the “RH Term Loan”, and the amount due under the RH Term Loan, together with any accrued but unpaid dividends and any prepayment penalties associated with the payment thereof, the “RH Term Loan Amount”). The net amount of clauses (i)-(iv) above is divided by $31.50 to obtain the aggregate number of shares of Parent Common Stock to be distributed to the shareholders of Russell Hobbs, with such shares first distributed to the holders of Russell Hobbs preferred stock in an amount equal to the full amount of the liquidation value of such preferred stock and the balance then distributed to holders of common stock of Russell Hobbs. In addition, pursuant to the terms of the Merger Agreement, Parent will acquire the RH Term Loan by issuing shares of Parent Common Stock to the Master Fund and the Special Fund in an amount equal to the quotient obtained by dividing the RH Term Loan Amount by $31.50.

CUSIP No. 84762L204	Page 12 of 18 Pages

SCHEDULE 13D

The Merger Agreement contains certain representations and warranties by both the Issuer and Russell Hobbs and provides each party with certain termination rights, which, if exercised, may require the payment of a Termination Fee or Reverse Termination Fee (each as defined in the Merger Agreement), as applicable. In addition, the Issuer and Russell Hobbs have agreed to certain restrictions and limitations on any future transactions pending the Closing. The consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of conditions, including the approval thereof by the majority of the Issuer’s stockholders (other than the Master Fund, the Special Fund and the Breakaway Fund (collectively, the “Funds”)), the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, the effectiveness of the registration statement to be prepared in connection with the registration of shares of Parent Common Stock to be issued to stockholders of the Issuer, and all of the conditions to the funding of the Debt Financing under the Debt Commitment Letters (each as defined in the Merger Agreement). The execution of the Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the board of directors of each of Parent, Battery Merger Sub, RH Merger Sub, Russell Hobbs and, in the case of the Issuer, by its board of directors based on the unanimous recommendation of a special committee consisting solely of independent directors of the Issuer. The Closing is expected to occur by the third or fourth quarter of the Issuer’s fiscal year 2010.

After the Closing, it is expected that the Funds will own approximately 64% of the outstanding shares of Parent Common Stock (assuming that shares of Special RH Preferred Stock (as described below) are not issued to the Funds by Russell Hobbs). As a result, after the Closing, the Funds will, subject to the Funds continuing to own a majority of the outstanding shares of Parent Common Stock and the terms and conditions set forth in the Stockholder Agreement (as described below) and the other minority stockholder protection provisions contained in Parent’s certificate of incorporation and by-laws (which are generally applicable for as long as the Funds own 40% of the outstanding shares of Parent Common Stock), have the ability to exert substantial influence or actual control over Parent’s management policies and affairs, will control the outcome of any matter submitted to Parent’s stockholders, including amendments to Parent’s certificate of incorporation and by-laws, any proposed merger or other business combinations involving Parent, Parent’s financing, consolidation or sale of all or substantially all of Parent’s assets and other corporate transactions and would have the ability to elect or remove a majority of Parent’s directors.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Funds and the Issuer entered into a Support Agreement (the “Support Agreement”), pursuant to which the Funds have agreed to, among other things and subject to the terms and conditions set forth therein, vote the Shares and the shares of Russell Hobbs voting stock beneficially owned by the Funds (collectively, the “Covered Shares”) (a) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (b) against any action that would reasonably be expected to cause the Issuer to materially breach the covenants, warranties and representations contained in the Merger Agreement and (c) (except with the written consent of the Issuer) vote against any other action or proposal that would materially impede, interfere with or delay the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, the Funds are obligated to vote a number of the Covered Shares in an amount equal to (i) one Share plus (ii) the amount of Shares, if any, by which (x) fifty percent exceeds (y) two-thirds of the Shares outstanding as of the record date of the stockholders meeting of the Issuer to consider a Superior Proposal (excluding Shares owned by the Funds), in favor of any Superior Proposal (as defined in the Support Agreement) which is not also a Non-Voting Superior Proposal (as defined in the Merger Agreement) if such Superior Proposal is made by one or more persons each of whom qualify as an Excluded Party (as defined in the Merger Agreement) and the per share consideration payable in such Superior Proposal is equal to at least $34.65.

The Support Agreement further provides that if the Issuer (a) does not obtain the requisite consents needed to make certain amendments to the Indenture, dated as of August 28, 2009, by and among the Issuer, the U.S. Bank National Association and those Guarantors listed on Schedule I attached thereto (the “Indenture”) and (b) reasonably determines that the minimum liquidity condition contained in the Debt Commitment Letters would not reasonably be expected to be satisfied prior to the Outside Date (as defined in the Merger Agreement), then the Issuer has the right to require the Funds to cause Russell Hobbs to issue, and the Funds (or their designees) to purchase (which transaction will occur immediately prior to the Effective Time) shares of a newly issued series of preferred stock of Russell Hobbs (the “Special RH Preferred Stock”) for an aggregate purchase price not to exceed $100,000,000. Pursuant to the Russell Hobbs merger, such shares of Special RH Preferred Stock will, if issued, be automatically converted into the right to receive a number of shares of Parent Common Stock determined by dividing (i) the aggregate purchase price paid by the Funds for such Special RH Preferred Stock by (ii) $27.00 (such amount, the “Conversion Amount”). If shares of the Special RH Preferred Stock are issued as described above, following the Effective Time, Parent will commence a rights offering in which all of its stockholders (other than the Funds) who held shares of the Issuer as of the record date for the meeting of the Issuer’s stockholders to approve the merger of the Issuer will be offered the opportunity to purchase shares of Parent Common Stock for the Conversion Amount.

CUSIP No. 84762L204	Page 13 of 18 Pages

SCHEDULE 13D

Pursuant to terms of the Support Agreement, subject to the terms and conditions set forth therein, the Funds have also agreed to (a) consent (to the extent permitted under applicable law) to certain amendments proposed by the Issuer to the Indenture, (b) cause Russell Hobbs to issue Special RH Preferred Stock, (c) not require the Issuer to repurchase any PIK Notes (as defined in the Support Agreement) beneficially owned by the Funds, in the event they receive a Change of Control Offer (as defined in the Indenture) as a result of the Mergers, (d) except as provided for in the Support Agreement, not transfer, assign or otherwise dispose of any Shares, any shares of common stock of Russell Hobbs or any PIK Notes that are beneficially owned by the Funds and (e) from the date of execution of the Support Agreement until the termination of the Merger Agreement, the Funds will not to purchase Shares of the Issuer except pursuant to the terms of the Merger Agreement.

Limited Guarantee

Also concurrently with the execution of the Merger Agreement, the Issuer entered into a limited guarantee (the “Limited Guarantee”) with the Master Fund, pursuant to which the Master Fund has agreed to, among other things and subject to the terms and conditions set forth therein, guarantee the payment, if and when due, by Russell Hobbs (to the extent that Russell Hobbs is in default of making such payment) of (a) the Reverse Termination Fee following termination of the Merger Agreement and (b) monetary damages payable by Russell Hobbs following termination of the Merger Agreement to the extent awarded to the Issuer pursuant to a final, non-appealable order rendered against Russell Hobbs by a court of competent jurisdiction in connection with any “willful and material breach” (as defined in the Merger Agreement) of its obligations thereunder. The maximum amount payable by the Master Fund in respect of the Limited Guarantee is $50,000,000, less any amounts payable by Russell Hobbs or the Funds and their respective affiliates under any documents related to the Mergers.

Stockholder Agreement

Also concurrently with the execution of the Merger Agreement, the Funds and Parent entered into a Stockholder Agreement (the “Stockholder Agreement”), pursuant to which, following the Effective Time, the Funds have agreed, among other things and subject to the terms and conditions set forth therein, that they will not (a) make any public announcement or submit a proposal for any transaction that would constitute a Going-Private Transaction (as defined in the Stockholder Agreement), or allow their affiliates to do the same, for a period of one year after the Effective Time or (b) transfer any voting securities, derivatives or other securities convertible or exchangeable into voting securities of Parent (“Voting Securities”) to any person who, together with its affiliates, would beneficially own 40% or more of the outstanding Voting Securities without the agreement of the transferee to be bound by the Stockholder Agreement, except for a transfer (x) made pursuant to a bona fide acquisition of Parent by a third party by way of merger, consolidation, business combination or tender or exchange offer that is approved by Parent’s board of directors, with the approval of a majority of the Special Nominating Committee (as defined in the Stockholder Agreement), (y) specifically approved by Parent in writing with the approval of a majority of the Special Nominating Committee, or (z) of less than 5% of the outstanding Voting Securities.

The Stockholder Agreement further provides that, (a) in the event (x) that the Issuer does not require Russell Hobbs to issue Special RH Preferred Stock in accordance with the Support Agreement prior to the consummation of the transactions contemplated by the Merger Agreement, and (y) the Indenture is not modified on the terms contemplated by the Merger Agreement, then, at the request of the Issuer, the Funds will commence a Change of Control Offer on behalf of the Issuer in accordance with the terms, conditions and limitations set forth in the Indenture, (b) the Funds will have certain inspection and information rights, (c) Parent and its subsidiaries will not pay any monitoring fees to the Funds or their affiliates and (d) from the Effective Time and for as long as the Funds own at least 40% of the outstanding Parent Common Stock, Parent’s board of directors will consist of ten individuals, of whom one will be the Chief Executive Officer and at least three will be designees of a Special Nominating Committee consisting of independent directors.

Parent Registration Rights Agreement

Also concurrently with the execution of the Merger Agreement, the Funds entered into a Registration Rights Agreement with Parent, Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund V, L.P., Avenue Special Situations Fund IV, L.P. and Avenue-CDP Global Opportunities Fund,

CUSIP No. 84762L204	Page 14 of 18 Pages

SCHEDULE 13D

L.P. (the “Parent Registration Rights Agreement”) pursuant to which, following the Effective Time, Parent will, among other things and subject to the terms and conditions set forth therein, provide the Funds with certain demand and piggyback registration rights.

The foregoing descriptions of the Merger Agreement, Support Agreement, Limited Guarantee, Stockholder Agreement and Parent Registration Rights Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full texts of each agreement, copies of which are filed as Exhibit E, Exhibit F, Exhibit G, Exhibit H and Exhibit I respectively, and are incorporated herein by reference.”

Item 4 of the Schedule 13D is hereby further amended by adding the following sentence to the end of the second to last paragraph thereof:

“Notwithstanding the foregoing, the Reporting Persons intend to act in accordance with the terms of the Merger Agreement, Support Agreement, Limited Guarantee, Stockholder Agreement and Parent Registration Rights Agreement for as long as they remain in effect.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a) and (b) thereof and replacing such items with the following:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 30,629,213 Shares stated to be outstanding as of February 8, 2010 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarter which ended January 3, 2010.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 8,708,253 Shares, constituting 28.43% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,708,253 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,708,253 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 8,708,253 Shares, constituting 28.43% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,708,253 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to disposer direct the disposition of 8,708,253 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 84762L204	Page 15 of 18 Pages

SCHEDULE 13D

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,891,716 Shares, constituting 6.18% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,891,716 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,891,716 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,891,716 Shares, constituting 6.18% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,891,716 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,891,716 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.75% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.75% of the Shares of the Issuer.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.75% of the Shares of the Issuer.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 10,599,969 Shares, constituting 34.61% of the Shares of the Issuer.

CUSIP No. 84762L204	Page 16 of 18 Pages

SCHEDULE 13D

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,599,969 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,599,969 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 12,053,819 Shares, constituting 39.35% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,053,819 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,053,819 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended by adding the following after the last paragraph thereof:

“See Item 4 above for a description of the Merger Agreement, Support Agreement, Limited Guarantee, Stockholder Agreement and Parent Registration Rights Agreement, which is incorporated herein by reference.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

	Exhibit E:	Merger Agreement

	Exhibit F:	Support Agreement

	Exhibit G:	Limited Guarantee

	Exhibit H:	Stockholder Agreement

	Exhibit I:	Parent Registration Rights Agreement

	Exhibit J:	Joint Filing Agreement

CUSIP No. 84762L204	Page 17 of 18 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

CUSIP No. 84762L204	Page 18 of 18 Pages

SCHEDULE 13D

GLOBAL OPPORTUNITIES BREAKAWAY LTD.
By:	Harbinger Capital Partners II LP
By:	Harbinger Capital Partners II GP LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP
By:	Harbinger Capital Partners II GP LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone
Philip Falcone

February 12, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).